UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2024

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: April 25, 2024	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact

ir@aseglobal.com

Tel: +886.2.6636.5678

https://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial Results for the First Quarter of 2024

Taipei, April 25, 2024 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (“ATM”) and the provider of electronic manufacturing services (“EMS”), today reported its unaudited net revenues1 of NT$132,803 million for 1Q24, up by 1.5% year-over-year and down by 17.3% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$5,682 million, down from NT$5,817 million in 1Q23 and down from NT$9,392 million in 4Q23. Basic earnings per share for the quarter were NT$1.32 (or US$0.084 per ADS), compared to NT$1.36 for 1Q23 and NT$2.18 for 4Q23. Diluted earnings per share for the quarter were NT$1.28 (or US$0.082 per ADS), compared to NT$1.30 for 1Q23 and NT$2.13 for 4Q23.

RESULTS OF OPERATIONS

1Q24 Results Highlights – Consolidated

●	Net revenues from packaging operations, testing operations, EMS operations, and others represented approximately 45%, 9%, 45%, and 1% of the total net revenues for the quarter, respectively.

●	Cost of revenues was NT$111,935 million for the quarter, down from NT$134,820 million in 4Q23.

-	Raw material cost totaled NT$66,845 million for the quarter, representing 50% of the total net revenues.

-	Labor cost totaled NT$15,378 million for the quarter, representing 12% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$13,211 million for the quarter.

●	Gross margin decreased by 0.3 percentage points to 15.7% in 1Q24 from 16.0% in 4Q23.

●	Operating margin was 5.7% in 1Q24, compared to 7.4% in 4Q23.

●	In terms of non-operating items:

-	Net interest expense was NT$1,107 million.

-	Net foreign exchange loss was NT$3,219 million, primarily attributable to the appreciation

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

of the U.S. dollar against the New Taiwan dollar.

-	Net gain on valuation of financial assets and liabilities was NT$4,098 million.

-	Net gain on equity-method investments was NT$57 million.

-	Other net non-operating income was NT$506 million, primarily attributable to miscellaneous income.

Total non-operating income for the quarter was NT$335 million.

●	Income before tax was NT$7,860 million in 1Q24, compared to NT$12,367 million in 4Q23. We recorded income tax expenses of NT$1,904 million for the quarter, compared to NT$2,461 million in 4Q23.

●	Net income attributable to shareholders of the parent was NT$5,682 million in 1Q24, compared to NT$5,817 million in 1Q23 and NT$9,392 million in 4Q23.

●	Our total number of shares outstanding at the end of the quarter was 4,392,550,237, including treasury stock owned by our subsidiaries in 1Q24. Our 1Q24 basic earnings per share of NT$1.32 (or US$0.084 per ADS) were based on 4,312,488,924 weighted average numbers of shares outstanding in 1Q24. Our 1Q24 diluted earnings per share of NT$1.28 (or US$0.082 per ADS) were based on 4,368,340,298 weighted average number of shares outstanding in 1Q24.

1Q24 Results Highlights – ATM

●	Net revenues were NT$73,908 million for the quarter, up by 0.8% year-over-year and down by 9.9% sequentially.

●	Cost of revenues was NT$58,351 million for the quarter, remained stable year-over-year and down by 7% sequentially.

-	Raw material cost totaled NT$20,120 million for the quarter, representing 27% of the total net revenues.

-	Labor cost totaled NT$12,245 million for the quarter, representing 17% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,780 million for the quarter.

●	Gross margin decreased by 2.4 percentage points to 21.0% in 1Q24 from 23.4% in 4Q23.

●	Operating margin was 8.2% in 1Q24, compared to 11.2% in 4Q23.

1Q24 Results Highlights – EMS

●	Net revenues were NT$59,365 million, up by 2.8% year-over-year and down by 25.0% sequentially.

●	Cost of revenues for the quarter was NT$53,866 million, up by 1% year-over-year and down by 26% sequentially.

-	Raw material cost totaled NT$46,662 million for the quarter, representing 79% of the total net revenues.

-	Labor cost totaled NT$3,009 million for the quarter, representing 5% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,171 million for the quarter.

●	Gross margin increased by 0.9 percentage points to 9.3% in 1Q24 from 8.4% in 4Q23.

●	Operating margin was 2.8% in 1Q24, compared to 3.5% in 4Q23.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 1Q24 totaled US$228 million, of which US$109 million was used in packaging operations, US$97 million in testing operations, US$21 million in EMS operations and US$1 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$393,886 million as of March 31, 2024.

●	Current ratio was 1.19 and net debt to equity ratio was 0.36 as of March 31, 2024.

●	Total number of employees was 91,568 as of March 31, 2024, compared to 92,894 as of December 31, 2023.

Business Review

Customers

ATM Basis

●	Our five largest customers together accounted for approximately 46% of our total net revenues in 1Q24, compared to 44% in 4Q23. Two customers each accounted for more than 10% of our total net revenues in 1Q24 individually.

●	Our top 10 customers contributed 61% of our total net revenues in 1Q24, compared to 58% in 4Q23.

●	Our customers that are integrated device manufacturers or IDMs accounted for 30% of our total net revenues in both 1Q24 and 4Q23.

EMS Basis

●	Our five largest customers together accounted for approximately 67% of our total net revenues in 1Q24, compared to 72% in 4Q23. One customer accounted for more than 10% of our total net revenues in 1Q24.

●	Our top 10 customers contributed 75% of our total net revenues in 1Q24, compared to 79% in 4Q23.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. The announced results of the first quarter of 2024 are preliminary and subject to audit adjustments. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2023 Annual Report on Form 20-F filed on April 3, 2024.

Supplemental Financial Information

(Unaudited)

Consolidated Operations

	1Q24	4Q23	1Q23
EBITDA (NT$ million)	23,974	28,606	23,765

ATM Operations

	1Q24	4Q23	1Q23
Net Revenues (NT$ million)	73,908	82,004	73,319
Revenues by Application
Communication	52%	53%	50%
Computing	18%	17%	17%
Automotive, Consumer & Others	30%	30%	33%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	43%	44%	41%
Wirebonding	30%	30%	34%
Others	9%	8%	8%
Testing	16%	16%	16%
Material	2%	2%	1%
Capacity & EBITDA
CapEx (US$ million)*	206	213	197
EBITDA (NT$ million)	20,422	23,787	20,552
Number of Wirebonders	25,406	25,860	25,799
Number of Testers	5,611	5,556	5,447

EMS Operations

	1Q24	4Q23	1Q23
Net Revenues (NT$ million)	59,365	79,182	57,733
Revenues by Application
Communication	34%	40%	35%
Computing	12%	11%	8%
Consumer	27%	28%	29%
Industrial	12%	11%	17%
Automotive	12%	8%	9%
Others	3%	2%	2%
Capacity
CapEx (US$ million)*	21	21	32

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ million, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2024	Dec. 31 2023	Mar. 31 2023
Net revenues
Packaging	59,458	66,221	60,029
Testing	12,102	13,363	11,407
EMS	59,326	79,155	57,731
Others	1,917	1,842	1,724
Total net revenues	132,803	160,581	130,891

Cost of revenues	(111,935)	(134,820)	(111,552)
Gross profit	20,868	25,761	19,339

Operating expenses
Research and development	(6,609)	(6,950)	(5,572)
Selling, general and administrative	(6,734)	(6,996)	(6,072)
Total operating expenses	(13,343)	(13,946)	(11,644)
Operating income	7,525	11,815	7,695

Net non-operating income and expenses
Interest expense - net	(1,107)	(1,302)	(1,076)
Foreign exchange gain (loss)	(3,219)	3,731	545
Gain (loss) on valuation of financial assets and liabilities	4,098	(2,977)	103
Gain (loss) on equity-method investments - net	57	155	(12)
Others	506	945	615
Total non-operating income and expenses	335	552	175
Income before tax	7,860	12,367	7,870

Income tax expense	(1,904)	(2,461)	(1,777)
Income from operations and before non-controlling interests	5,956	9,906	6,093
Non-controlling interests	(274)	(514)	(276)

Net income attributable to shareholders of the parent	5,682	9,392	5,817

Per share data:
Earnings per share
– Basic	NT$1.32	NT$2.18	NT$1.36
– Diluted	NT$1.28	NT$2.13	NT$1.30

Earnings per equivalent ADS
– Basic	US$0.084	US$0.137	US$0.089
– Diluted	US$0.082	US$0.133	US$0.086

Number of weighted average shares used in diluted EPS calculation ( in thousand shares)	4,368,340	4,351,271	4,336,965

FX (NTD/USD)	31.30	31.92	30.40

ASE Technology Holding Co., Ltd.

Summary of ATM Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended
	Mar. 31 2024	Dec. 31 2023	Mar. 31 2023
Net revenues:
Packaging	60,388	67,378	60,770
Testing	12,102	13,363	11,407
Direct Material	1,338	1,205	1,106
Others	80	58	36
Total net revenues	73,908	82,004	73,319

Cost of revenues	(58,351)	(62,786)	(58,570)
Gross profit	15,557	19,218	14,749

Operating expenses:
Research and development	(5,135)	(5,425)	(4,269)
Selling, general and administrative	(4,345)	(4,581)	(4,071)
Total operating expenses	(9,480)	(10,006)	(8,340)
Operating income	6,077	9,212	6,409

ASE Technology Holding Co., Ltd.

Summary of EMS Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended
	Mar. 31 2024	Dec. 31 2023	Mar. 31 2023

Net revenues	59,365	79,182	57,733

Cost of revenues	(53,866)	(72,496)	(53,166)
Gross profit	5,499	6,686	4,567

Operating expenses:
Research and development	(1,533)	(1,567)	(1,324)
Selling, general and administrative	(2,309)	(2,320)	(1,918)
Total operating expenses	(3,842)	(3,887)	(3,242)
Operating income	1,657	2,799	1,325

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ million)

(Unaudited)

	As of Mar. 31, 2024	As of Dec. 31, 2023
Current assets
Cash and cash equivalents	75,105	67,284
Financial assets – current	8,410	4,683
Trade receivables	97,264	99,529
Inventories	63,259	63,275
Others	28,964	26,576
Total current assets	273,002	261,347

Financial assets – non-current & Investments – equity -method	30,776	29,698
Property, plant and equipment	265,592	264,812
Right-of-use assets	11,534	11,442
Intangible assets	68,986	69,569
Others	31,580	29,707
Total assets	681,470	666,575

Current liabilities
Short-term borrowings[2]	56,863	53,042
Current portion of bonds payable & Current portion of long-term borrowings	14,075	28,616
Trade payables	66,454	70,329
Others	91,651	70,361
Total current liabilities	229,043	222,348

Bonds payable	31,618	20,489
Long-term borrowings	84,589	81,365
Other liabilities	24,051	24,263
Total liabilities	369,301	348,465

Equity attributable to shareholders of the parent	290,996	297,826
Non-controlling interests	21,173	20,284
Total liabilities & shareholders’ equity	681,470	666,575

Current ratio	1.19	1.18
Net debt to equity ratio	0.36	0.38

2 Short-term borrowings include short-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Cash Flow Data

(In NT$ million)

(Unaudited)

	For the three months ended
	Mar. 31 2024	Dec. 31 2023	Mar. 31 2023
Cash Flows from Operating Activities:
Income before tax	7,860	12,367	7,870
Depreciation & amortization	14,586	14,607	14,439
Other operating activities items	(5,752)	19,854	8,449
Net cash generated from operating activities	16,694	46,828	30,758
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(12,513)	(11,859)	(15,206)
Other investment activities items	(2,995)	582	415
Net cash used in investing activities	(15,508)	(11,277)	(14,791)
Cash Flows from Financing Activities:
Net repayment of loans	(139)	(24,441)	(11,621)
Other financing activities items	(33)	534	116
Net cash used in financing activities	(172)	(23,907)	(11,505)
Foreign currency exchange effect	6,807	(7,433)	(446)
Net increase in cash and cash equivalents	7,821	4,211	4,016
Cash and cash equivalents at the beginning of period	67,284	62,812	58,040
Cash and cash equivalents at the end of period	75,105	67,023	62,056
Cash and cash equivalents in the consolidated balance sheet	75,105	67,284	62,056
Cash and cash equivalents included in disposal groups held for sale	-	(261)	-